SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2006, incorporated by reference herein:

Exhibit
99.1
Release dated October 18 , 2006, entitled “DRDGOLD ANNOUNCES TERMINATION
OF EXCHANGE OFFER FOR 6% SENIOR CONVERTIBLE NOTES DUE 2006”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 18, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:   Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the Company”)

DRDGOLD ANNOUNCES TERMINATION OF EXCHANGE OFFER FOR 6% SENIOR
CONVERTIBLE NOTES DUE 2006

DRDGOLD announced on October 17, 2006 that the expiration and results of its offer to exchange
(the “Exchange Offer”) up to $66,000,000 in aggregate principal amount of new 6% Senior
Convertible Notes due 2010 (the “New Notes”) for an equal aggregate principal amount of its currently outstanding 6% Senior Convertible Notes due 2006 (the “Old Notes”).

The Exchange Offer expired at 12:00 midnight New York City time on October 16, 2006. The
Exchange Offer was subject to various conditions, including the condition that at least 50% of the aggregate principal amount outstanding of the Old Notes be validly tendered and not withdrawn. As of the expiration of the Exchange Offer, $2,060,000 principal amount of the Old Notes, representing approximately 3.1% of the outstanding principal amount of the Old Notes, had been tendered for exchange. Accordingly, since the 50% minimum tender condition was not satisfied, DRDGOLD will not accept any Old Notes tendered for exchange and all Old Notes tendered pursuant to the
Exchange Offer with the exchange agent, The Bank of New York, will be promptly returned to their holders. The exchange agent can be contacted at:
The Bank of New York
One Canada Square
London E14 5AL
England
Attn: Daniel Giles
Telephone: +44 20 7964 7394

By facsimile:
(For Eligible Institutions only):
+44 20 7964 6339

This announcement is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any of DRDGOLD’s ordinary shares, American Depository Shares, the Old Notes or the New Notes.
Statements in this announcement may include forward-looking statements within the meaning of the Securities Act and the Exchange Act. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by DRDGOLD from time to time in its filings with the
Securities and Exchange Commission. As a result of these factors, DRDGOLD’s actual results may differ materially from those indicated or implied by such forward-looking statements.
DRDGOLD Limited (www.drdgold.com) is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. For further information, please contact Ilja Graulich, head of Investor Relations, at +27 11 219 8700.

Johannesburg
18 October 2006
Sponsor
Standard Bank